355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

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Justin Dobbie	Los Angeles	Tokyo
Legal Branch Chief	Madrid	Washington, D.C.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc.
Post-effective Amendment No. 1 to Form S-1
Filed September 3, 2013
File No. 333-182075

Dear Mr. Dobbie:

On behalf of Motorcar Parts of America, Inc. (the “Company”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 30, 2013 related to the above-referenced Post-effective Amendment No. 1 to Form S-1 (the “Amendment”), filed on September 3, 2013.

The Company has revised the Amendment in response to the Comment Letter and is concurrently filing via EDGAR an amended Post-effective Amendment No. 1 to Form S-1 (the “Amended Amendment”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing two blacklined copies of the Amended Amendment, marked to illustrate changes from the Amendment filed on September 3, 2013.

For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the Comment Letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Amendment.

October 11, 2013

General

1.	We note that this post-effective amendment covers 1,941,975 shares of your common stock, which is the sum of shares from two prior registration statements: (1) Form S-1 (333-182075) which was declared effective on January 7, 2013 and (2) Form S-1MEF (333-186535) which was automatically effective on February 8, 2013. Please tell us your basis for combining these two separate registration statements in one post-effective amendment.

Response: Form S-1 (333-182075), which was declared effective on January 7, 2013, covers 1,936,000 shares of our common stock which were issued on April 26, 2012 pursuant to the Subscription Agreement, dated April 20, 2012, between selling securityholders and us (the “Subscription Agreement”), to such selling securityholders in a private placement exempt from registration under the Securities Act of 1933, as amended, in reliance upon Rule 506 of Regulation D. Pursuant to the Registration Rights Agreement, which relates to the Subscription Agreement, dated April 20, 2012, between the selling securityholders and us (the “Registration Rights Agreement”), in connection with such issuance, we agreed to file a registration statement to register the shares of common stock issued pursuant to the Subscription Agreement. Additionally, pursuant to the Registration Rights Agreement, failure to meet certain deadlines with respect to the filing and effectiveness of such registration statement would result in our payment to the selling securityholders of liquidated damages to be settled either in cash or shares of our common stock. Blue Clay Capital Master Fund Ltd. and Grand Slam Capital Master Fund, Ltd., two of the selling securityholders, settled their liquidated damages in the form of an aggregate amount of 5,975 shares of our common stock, which are covered by Form S-1MEF (333-186535), which was automatically effective on February 8, 2013. Pursuant to 17 CFR 230.429, we are filing this post-effective amendment to cover the aggregate amount of 1,941,975 shares of our common stock issued to selling securityholders pursuant to the Subscription Agreement and Registration Agreement.

Summary, page 2

2.	Please revise to disclose any instances of material default, non-compliance, or waivers to your loan agreements. In this regard, we note the discussion of defaults on pages 14 and 24 of your Form 10-Q for the Quarterly Period Ended June 30, 2013. Similarly, we note the waivers discussed on pages 13 and 23 of your Form 10-Q.

Response: In response to the Staff’s comment, the Company has revised the Summary as appropriate and included disclosure relating to instances of material default, non-compliance, or waivers to its loan agreements.

3.	Please revise to disclose your net losses and revenues for your last completed fiscal year and most recent interim period.

Response: In response to the Staff’s comment, the Company has revised the Summary to disclose net losses and revenues for the Company’s last completed fiscal year and most recent interim period.

October 11, 2013

4.	We note your disclosure in the second paragraph regarding bankruptcy petitions for what appear to be subsidiaries of your company. Please revise this section to clarify the nature of the relationship between your company and the listed entities, and the effects of any bankruptcy proceedings on these entities.

Response: In response to the Staff’s comment, the Company has revised the second paragraph of the Summary to clarify the nature of the relationship between the Company and the listed entities, and the effects of any bankruptcy proceedings on these entities.

Risk Factors, page 3

5.	Please disclose the current status, quantitatively, as appropriate, with respect to any material debt covenants for which you were noncompliant or received waivers.

Response: In response to the Staff’s comment, the Company has revised page 4 to the Registration Statement.

Selling Securityholders, page 8

6.	Please revise the table on page 9 to reflect the additional shares registered for resale by Blue Clay Capital Master Fund Ltd. and Grand Slam Capital Master Fund, Ltd., in your Form S-1MEF filed February 8, 2013 (333-186535).

Response: In response to the Staff’s comment, the Company has revised the table on page 10 to reflect the additional shares registered for resale by Blue Clay Capital Master Fund Ltd. and Grand Slam Capital Master Fund, Ltd., in the Company’s Form S-1MEF filed February 8, 2013 (333-186535).

* * * *

Once you have had time to review the Company’s responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk
Steven B. Stokdyk
of Latham & Watkins LLP

cc:	Michael Umansky, Motorcar Parts of America, Inc.
Selwyn Joffe, Motorcar Parts of America, Inc.